                         SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, D.C.  20549

                                  AMENDMENT NO. 2
                                         TO
                                    SCHEDULE 13D


                     Under the Securities Exchange Act of 1934


                            CORNERSTONE PROPERTIES, INC.
                                  (Name of Issuer)


                             COMMON STOCK, NO PAR VALUE
                           (Title of Class of Securities)


                                     218916104
                                   (CUSIP Number)


                              ANN F. CHAMBERLAIN, ESQ.
                               RICHARDS & O'NEIL, LLP
                                  885 THIRD AVENUE
                                 NEW YORK, NEW YORK
                                     10022-4873
                                   (212) 207-1200
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)


                                   June 22, 1998
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

                                     SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP     NO. 218916104
--------------------------------------------------------------------------------
(1)  Name of reporting person           STICHTING PENSIOENFONDS VOOR
                                        DE GEZONDHEID GEESTELIJKE EN
------------------------------------    MAATSCHAPPELIJKE BELANGEN

     S.S. or I.R.S. identification
     Nos. of above persons

------------------------------------

-------------------------------------- -----------------------------------------
(2)  Check the appropriate box if a
     member of a group                  (a)  / /
     (see instructions)                 (b)  / /

-------------------------------------- -----------------------------------------
(3)  SEC use only


-------------------------------------- -----------------------------------------
(4)  Source of funds
     (see instructions)
                                        WC

-------------------------------------- -----------------------------------------
(5)  Check if disclosure of legal
     proceedings is required pursuant   / /
     to items 2(d) or 2(e)

-------------------------------------- -----------------------------------------
(6)  Citizenship or place of
     organization                       THE NETHERLANDS

-------------------------------------- -----------------------------------------
Number of shares beneficially owned
by each reporting person with:
-------------------------------------- -----------------------------------------
(7)  Sole voting power                  27,458,750

-------------------------------------- -----------------------------------------
(8)  Shared voting power                0

-------------------------------------- -----------------------------------------
(9)  Sole dispositive power             27,458,750

-------------------------------------- -----------------------------------------
(10) Shared dispositive power           0

-------------------------------------- -----------------------------------------
(11) Aggregate amount beneficially
     owned by each reporting person     45,781,703

-------------------------------------- -----------------------------------------

-------------------------------------- -----------------------------------------
(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions)          / /
-------------------------------------- -----------------------------------------
(13) Percent of class represented by
     amount in Row (11)                 40.47%

-------------------------------------- -----------------------------------------
(14) Type of reporting person
     (see instructions)                 HC/EP

-------------------------------------- -----------------------------------------

--------------------------------------------------------------------------------
CUSIP NO. 218916104
--------------------------------------------------------------------------------
(1)  Names of reporting person

     -------------------------          DUTCH INSTITUTIONAL HOLDING COMPANY,
                                        INC.
     S.S. or I.R.S. identification
     Nos. of above persons

     -----------------------------

-------------------------------------- -----------------------------------------
(2)  Check the appropriate box          (a)  / /
     if a member of a group
     (see instructions)                 (b)  / /

-------------------------------------- -----------------------------------------
(3)  SEC use only

-------------------------------------- -----------------------------------------
(4)  Source of funds (see
     instructions)                      WC

-------------------------------------- -----------------------------------------
(5)  Check if disclosure of legal
     procedures is required pursuant
     to items 2(d) or 2(e)              / /

-------------------------------------- -----------------------------------------
(6)  Citizenship or place of
     organization                       DELAWARE

-------------------------------------- -----------------------------------------
Number of shares beneficially owned
by each reporting person with:
-------------------------------------- -----------------------------------------
(7)  Sole voting power                  6,726,750

-------------------------------------- -----------------------------------------
(8)  Shared voting power                0

-------------------------------------- -----------------------------------------
(9)  Sole dispositive power             6,726,750

-------------------------------------- -----------------------------------------
(10) Shared dispositive power           0

-------------------------------------- -----------------------------------------
(11) Aggregate amount beneficially
     owned by each reporting person     6,728,750

-------------------------------------- -----------------------------------------
(12) Check box if the aggregate
     amount in Row (11) excludes        / /
     certain shares (see instructions)

-------------------------------------- -----------------------------------------
(13) Percent of class represented by
     amount in Row (11)                 5.95%

-------------------------------------- -----------------------------------------
(14) Type of reporting person
     (see instructions)                 CO

-------------------------------------- -----------------------------------------

                      CORNERSTONE PROPERTIES, INC. SCHEDULE 13D
                                   AMENDMENT NO. 2


     This Amendment No. 2 ("AMENDMENT NO. 2") amends and restates a Statement on
Schedule 13D (the "SCHEDULE 13D"), dated as of August 26, 1997 and filed by Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen ("PGGM") and Dutch Institutional Holding Company, Inc. ("DIHC", and, together with PGGM, the "REPORTING PERSONS"), as amended by an Amendment No. 1, dated as of October 30, 1997 ("AMENDMENT NO. 1").

     This Amendment No. 2 is being filed to reflect (i) an agreement by PGGM to purchase additional shares of common stock, without par value (the "COMMON STOCK"), of Cornerstone Properties Inc. (the "COMPANY") and certain transaction contemplated thereby which permits PGGM to continue to influence the control of the Company and (ii) a voting agreement entered into by PGGM and Dutch Institutional Holding Company, Inc. ("DIHC"), under which PGGM and DIHC agreed to vote the shares of Common Stock owned by them in favor of a merger of William Wilson & Associates, a California Corporation, with and into the Company and certain transactions contemplated by such merger.

ITEM 1.   SECURITY AND ISSUER.

     This Statement relates to the Common Stock of the Company which, to the best knowledge of the persons filing this Statement, is a corporation organized under the laws of Nevada with principal executive offices at 126 East 56th Street, New York, New York 10022.

ITEM 2.   IDENTITY AND BACKGROUND.

     This Statement is filed by Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen ("PGGM") and Dutch Institutional Holding Company, Inc. ("DIHC", and, together with PGGM, the "REPORTING PERSONS").

     STICHTING PENSIOENFONDS VOOR DE GEZONDHEID GEESTELIJKE EN MAATSCHAPPELIJKE BELANGEN

     (a) Stichting Pensioenfonds Voor De Gezondheid Geestelijke en Maatschappelijke Belangen.

     (b) The business address of PGGM is Kroostweg-Noord 149, 3700 AC Zeist, The Netherlands. The name and business address of each executive officer and director of PGGM is set forth on EXHIBIT A and is incorporated by reference herein.

     (c) The principal business of PGGM is to serve as a pension fund in The Netherlands which invests for the benefit of health care industry workers, including nurses and medical technicians, but excluding self-employed doctors. The present principal occupation of each executive officer and director of PGGM is set forth on EXHIBIT A and is incorporated by reference herein.

     (d) Neither PGGM nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Neither PGGM nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, decree or final order.

     (f) PGGM is a "stichting" organized under the laws of The Netherlands. The citizenship of each executive officer and director of PGGM is set forth on EXHIBIT A and is incorporated by reference herein.

     DUTCH INSTITUTIONAL HOLDING COMPANY, INC.

     (a) Dutch Institutional Holding Company, Inc., a wholly-owned subsidiary of PGGM.

     (b) The business address of DIHC is 200 Galleria Parkway, N.W., Suite 2000, Atlanta, Georgia 30339. The name and business address of each executive officer and director of DIHC is set forth on EXHIBIT B and is incorporated by reference herein.

     (c) The principal business of DIHC is to oversee the acquisition, ownership, management and disposition of PGGM's direct real estate investments in the United States. The present principal occupation of each executive officer and director of DIHC is set forth on EXHIBIT B and is incorporated by reference herein.

     (d) Neither DIHC nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e) Neither DIHC nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, decree or final order.

     (f) DIHC is a corporation organized under the laws of Delaware. The citizenship of each executive officer and director of DIHC is set forth on EXHIBIT B and is incorporated by reference herein.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Pursuant to the Loan Purchase Agreement dated as of August 18, 1997 between PGGM as the "Seller" and the Company as the "Purchaser" (the "1997 LOAN PURCHASE AGREEMENT") which is attached hereto as EXHIBIT C and is incorporated by reference herein, PGGM sold and the

Company purchased, subject to the terms and conditions in the loan Purchase Agreement, the Purchased Loans and the Purchased Loan Documents, as defined in the 1997 Loan Purchase Agreement and as more particularly identified in
Schedule 3.07(a) of the 1997 Loan Purchase Agreement, attached hereto as
EXHIBIT D, for an aggregate consideration of $779,432,000.00 paid by the Company to PGGM as follows: (i) $220,092,000.00 by wire transfer in immediately available funds, (ii) Purchase Money Notes and Purchase Money Mortgages evidencing a principal amount of $120,000,000.00, and (iii) 27,458,750 validly issued, fully paid and nonassessable shares of Common Stock of the Company at an agreed value of $16.00 per share.

     Pursuant to the Stock Purchase Agreement dated as of August 18, 1997 between DIHC as the "Seller" and the Company as the "Purchaser" (the "1997 STOCK PURCHASE AGREEMENT") which is attached hereto as EXHIBIT E and is incorporated by reference herein, DIHC sold and the Company purchased, subject to the terms and conditions in the 1997 Stock Purchase Agreement, the Seller Subsidiary Shares, as defined in the 1997 Stock Purchase Agreement and as more particularly identified in Schedule 3.02 and 3.03(a) of the 1997 Stock Purchase Agreement, attached hereto as EXHIBIT F, for an aggregate consideration of up to $277,116,000.00 paid by the Company to DIHC as follows: (i) $39,456,000.00 by wire transfer in immediately available funds, (ii) Purchase Money Notes and Purchase Money Mortgages evidencing a principal amount of $130,000,000.00, and
(iii) 6,728,750 validly issued, fully paid and nonassessable shares of Common Stock of the Company at an agreed value of $16.00 per share. Through the sale of the Seller Subsidiary Shares pursuant to the 1997 Stock Purchase Agreement, DIHC sold indirect interests in the properties listed on Schedule 1.01(1) of the 1997 Stock Purchase Agreement, attached hereto as EXHIBIT G.

     (b) Pursuant to the Stock Purchase Agreement dated June 22, 1998 between the Company and PGGM, as the "Purchaser" (the "1998 STOCK PURCHASE AGREEMENT") which is attached hereto as EXHIBIT H and is incorporated by reference herein, PGGM agreed to purchase and the Company agreed to sell, subject to the terms and conditions of the 1998 Stock Purchase Agreement, an aggregate of 11,594,203 shares of Common Stock of the Company at a per share price equal to $17.25 (the "PURCHASE PRICE"); provided, however, if the price under the Contribution Agreement (as defined in Item 6, paragraph 4 below) is less than $17.25, the Purchase Price shall be reduced to an amount equal to such price. In the event the Purchase Price is less than $17.25, the number of shares to be purchased under the 1998 Stock Purchase Agreement will equal $200,000,000 divided by the Purchase Price (rounded to the nearest whole number). At the closing of the transactions contemplated by the 1998 Stock Purchase Agreement which will occur on the date the transactions under the Contribution Agreement close (the "CLOSING"), PGGM agreed to deliver to the Company by wire transfer of immediately available funds an amount equal to the number of shares of Common Stock purchased multiplied by the Purchase Price.

ITEM 4.   PURPOSE OF TRANSACTIONS.

     The Reporting Persons have acquired shares of Common Stock previously and intend to acquire the shares of Common Stock included by them in this Statement for investment. PGGM also intends to influence the control of the Company inasmuch as it has the right to designate two members to the Board of Directors of the Company (the "COMPANY BOARD"). PGGM and DIHC may sell and buy shares of the Common Stock from time to time, subject to the restrictions contained in the Amended and Restated Registration Rights and Voting Agreement described below in
Item 6.

The Reporting Persons have no plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except as described in Item 6 below.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) PGGM acquired 27,458,750 shares of Common Stock under the 1997 Loan Purchase Agreement and has agreed to acquire, subject to the terms and conditions of the 1998 Stock Purchase Agreement, 11,594,203 shares of Common Stock, as adjusted pursuant to Section 2.01 of the 1998 Stock Purchase Agreement (the "1998 SHARES") (representing in the aggregate approximately 34.52% of the outstanding shares of Common Stock after the issuance of the 1998 shares). Under the 1997 Stock Purchase Agreement, DIHC acquired 6,726,750 shares of Common Stock (representing approximately 5.95% of the outstanding Common Stock after the issuance of the 1998 Shares). DIHC also has the right to acquire, subject to the terms and conditions set forth in the Common Stock Issuance Agreement between the Company and DIHC, dated October 27, 1997 (the "COMMON STOCK PURCHASE AGREEMENT") attached hereto as
EXHIBIT I, an additional 2,000 shares of Common Stock. As the sole stockholder of DIHC, PGGM may be deemed to beneficially own the shares of Common Stock held beneficially or of record by DIHC. Accordingly, PGGM may be deemed to own, in the aggregate, 45,781,703 shares of Common Stock (representing approximately 40.47% of the outstanding Common Stock after the issuance of the 1998 Shares). The issuance of the 1998 Shares is, however, conditioned upon and will occur, if at all, simultaneously with the Closing under the Contribution Agreement, pursuant to which up to 88,542,840 shares of Common Stock may be issued. Therefore, when PGGM purchases the 1998 Shares, giving effect to the issuance of the maximum number of shares of Common Stock issuable pursuant to the Contribution Agreement, it is estimated that PGGM will beneficially own approximately 22.7% of the Common Stock.

     (b) As of the date of filing of this Amendment No. 2, the Reporting Persons have the power to vote or to direct the vote of or the power to dispose or direct the disposition of the shares of Common Stock that are beneficially owned by them as follows:

---- ------------------ --------------- ------------------ --------------------
          Beneficial        Right            Right to          No Right to
          Ownership        to Vote           Dispose         Vote or Dispose
---- ------------------ --------------- ------------------ --------------------
PGGM   45,781,703(1)      27,458,750        27,458,750          11,596,203
---- ------------------ --------------- ------------------ --------------------
DIHC    6,728,750          6,726,750         6,726,750               2,000
---- ------------------ --------------- ------------------ --------------------
     (c)  None.

     (d)  None.

--------------------
(1)       SEE last sentence of paragraph (a) of Item 5.

     (e)  Not applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Except for the information set forth in Items 3, 4, and 5 of this Amendment No. 2 and as described below in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among the persons named in Item 2 above or between such persons and any other person with respect to the Common Stock.

     1.   AMENDED AND RESTATED REGISTRATION RIGHTS AND VOTING
          AGREEMENT

     In connection with the transactions contemplated by the 1997 Loan Purchase Agreement and 1997 Stock Purchase Agreement (collectively, the "PURCHASE AGREEMENTS"), PGGM, DIHC and the Company entered into a Registration Rights and Voting Agreement, the form of which is attached hereto as EXHIBIT J hereto (the "1997 REGISTRATION RIGHTS AGREEMENT"). Upon the Closing, PGGM, DIHC and the Company have agreed to enter into an Amended and Restated Registration Rights and Voting Agreement, the form of which is attached to the 1998 Stock Purchase Agreement as Exhibit A, which is attached hereto as EXHIBIT K and is incorporated by reference herein. Except as expressly noted below in this Item 6, paragraph 1, the provisions of the 1997 Registration Rights Agreement are identical to those of the Amended and Restated Registration Rights and Voting Agreement.

     A.   REGISTRATION RIGHTS

     DEMAND REGISTRATION. The Amended and Restated Registration Rights and Voting Agreement will provide that, subject to certain limitations, upon the Closing, PGGM and DIHC will have the right to demand, on no more than eight occasions, that the Company register all or a portion of the shares of Common Stock issued to PGGM and DIHC in connection with the Purchase Agreements and 1998 Stock Purchase Agreement, subject to a requirement that the market value of the shares requested to be registered as of the date of any demand must equal or exceed $75 million (or the total aggregate amount of shares held by PGGM and DIHC, if less than $75 million). The Company must use its commercially reasonable efforts to effect any such registration on demand and will have the ability to defer the filing of a registration statement relating to a demand in certain circumstances.

     SHELF REGISTRATION. The Company has registered all of the shares of Common Stock issued to PGGM and DIHC in connection with the Purchase Agreements (and will amend the applicable registration statement to include the 1998 Shares) on a registration statement which provides for the offering of such securities on a delayed or continuous basis. Prior to selling Common Stock under such registration statement, PGGM and DIHC must give written notice to the Company of their intent to sell shares of Common Stock. The Company will have the right in certain circumstances to defer such intended sales.

     PIGGYBACK REGISTRATION. In the event that the Company exercises its rights to defer a requested registration, suspend the effectiveness of the shelf registration or sales of Common Stock by PGGM and DIHC due to a contemplated public offering of Common Stock, PGGM and DIHC will have the right to include their shares in the Company's registration statement relating to such public offering. These piggyback registration rights will be subject to certain customary limitations as well as limitations contained in the other agreements between the Company and its stockholders.

     All such registrations will be at the expense of the Company, except that each of PGGM and DIHC will bear all underwriting discounts and commissions and fees and expenses of its own counsel.

     B.   BOARD REPRESENTATION

     The Amended and Restated Registration Rights and Voting Agreement will provide that as long as PGGM and DIHC and their affiliates own in the aggregate 5% or more of the issued and outstanding shares of Common Stock, the Company will take all action necessary to ensure that two members of the Company Board are individuals designated by PGGM ("PGGM DIRECTORS"). In addition, until the earlier to occur of (a) the date on which PGGM and DIHC and their affiliates own in the aggregate less than 25% of the issued and outstanding shares of Common Stock and (b) October 27, 2002, (i) the Company will take all action necessary to ensure that one PGGM Director is appointed to the board affairs committee of the Company Board (the "BOARD AFFAIRS COMMITTEE"), (ii) all nominees for directors of the Company by the Company Board (other than "INCUMBENT DIRECTORS" (as defined below) and PGGM Directors) shall be persons not affiliated with PGGM or DIHC or any of their affiliates and will be made with the approval of a majority of the members of the Board Affairs Committee, which majority will include the approval (which will not be unreasonably withheld) of the PGGM nominee serving on the Board Affairs Committee, (iii) each of PGGM and DIHC will vote (or provide written consent with respect to) all shares of Common Stock over which it will exercise voting authority in favor of the persons nominated as PGGM Directors and all nominees of the Company Board nominated in accordance with (ii), above and all Incumbent Directors, (iv) the Company will take all action necessary to ensure that vacancies on the Company Board caused by the resignation, removal or death of a PGGM Director are filled with a PGGM Director, and (v) the number of directors constituting the full Company Board will not be increased without the prior written consent of PGGM.

     "INCUMBENT DIRECTORS" means (i) all individuals constituting the Company Board at the Closing, (ii) all individuals thereafter designated as nominees to the Company Board by New York State Teachers' Retirement System pursuant to a letter agreement dated November 22, 1996, (iii) all individuals thereafter designated as nominees to the Company Board by Hexalon Real Estate, Inc. pursuant to a letter agreement dated November 7, 1996, and (iv) one individual at any time thereafter designated by Deutsche Bank AG as a nominee to the Company Board, (v) Messrs. William Wilson III, _______ and _______ as nominees to the Company Board pursuant to an agreement dated as of June 22, 1998.

     The definition of "Incumbent Directors" in the 1997 Registration Rights Agreement does not include clause (v).

     C.   TRANSFER RESTRICTIONS; 10% OWNERSHIP LIMITATION

     Under the Amended and Restated Registration Rights and Voting Agreement, each of PGGM and DIHC will agree to the following restriction on its rights to transfer and acquire shares of the Common Stock of the Company: until the earlier to occur of October 27, 2000 and the date as of which PGGM and DIHC and their affiliates cease to own 25% or more of the issued and outstanding shares of Common Stock, PGGM and DIHC will agree not to assign, transfer or sell any shares of Common Stock to any person (other than a permitted transferee that agrees in writing to be bound by the provisions of the Amended and Related Registration Rights and Voting Agreement) if as a result of the sale, such person and affiliates of such person would own collectively more than 10% of the Common Stock then outstanding. This limitation will not apply in the case of any transferee that is (a) a mutual fund company, pension fund, insurance company, investment company, any state, city, or county, or any agency or instrumentality of a state, city, or county, or any state university or state college, and any retirement system for the benefit of employees of any of the foregoing, any religious or educational organization or other passive institutional investor or (b) a Non-U.S. Person (as defined in Section 9.02 of the Amendment to the Company's Charter (the "CHARTER AMENDMENT")) that is not controlled by a U.S. Person (as defined in the Charter Amendment). The Charter Amendment is attached to the 1997 Loan Purchase Agreement as Exhibit 5.02(a), which is attached hereto as EXHIBIT L and is incorporated by reference herein.

     D.   STANDSTILL AGREEMENT

     Under the Amended and Restated Registration Rights and Voting Agreement, each of PGGM and DIHC will agree that until the earlier to occur of October 27, 2000 and the date as of which PGGM and DIHC and their affiliates cease to own at least 25% of the Common Stock they shall not:

          (i) directly or indirectly purchase or otherwise acquire, or propose or offer to purchase or otherwise acquire, any "EQUITY SECURITIES" (as defined below) if, immediately after such purchase or acquisition, PGGM and DIHC and their respective affiliates would own 41% or more of the Common Stock;

          (ii) directly or indirectly propose to the Company or any person or entity a "BUSINESS COMBINATION" (as defined below);

          (iii) make, or in any way participate in, any "solicitation" of "proxies" to vote (as such terms are used in the rules promulgated by the Commission under Section 14(a) of the Securities Exchange Act of 1934 (the "EXCHANGE ACT") or seek to advise, encourage or influence any person or entity with respect to the voting of any shares of capital stock of the Company, initiate, propose or otherwise solicit stockholders of the Company for the approval of one or more stockholder proposals or induce or attempt to induce any other person or entity to initiate any stockholder proposal; or

          (iv) deposit any equity securities of the Company into a voting trust or subject any equity securities to any arrangement or agreement with respect to the voting of such securities or form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3)
of the Exchange Act) with respect to any equity securities, except as contemplated by this Agreement.

     The Amended and Restated Registration Rights and Voting Agreement will provide that nothing in the provisions described in clauses (i), (ii), (iii), and (iv) above limits the ability of PGGM Directors to function in their capacities as members of the Company Board.

     The foregoing standstill provision may be waived by the Company only upon the approval of a majority of its Board, excluding all PGGM Directors, and is not applicable to actions approved by the majority of the Company Board, excluding all PGGM Directors in circumstances in which the PGGM Directors are "interested directors" under Section 78.140 of the Nevada General Corporation Law.

     "BUSINESS COMBINATION" means any one of the following transactions:

          (i) Any merger or consolidation of the Company or any subsidiary thereof with any person or entity (other than the Company);

          (ii) Any sale, lease exchange, mortgage, pledge, transfer or other disposition by the Company (in one transaction or a series of transactions) to or with any person or entity of all or a substantial portion of the assets of the Company and its subsidiaries taken as a whole.

          (iii) The adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of either of the Reporting Persons or any affiliate thereof that together own 25% or more of the issued and outstanding Common Stock; or

          (iv) Any reclassification of securities (including any reverse stock split), recapitalization of the Company, or any merger or consolidation of the Company with any subsidiary thereof or any other transaction to which the Company is a party which has the effect, directly or indirectly, of increasing the proportionate share of the Reporting Persons or any affiliate thereof that together own 25% or more of the issued and outstanding Common Stock (whether or not with or into or otherwise involving PGGM or any affiliate of PGGM).

     "EQUITY SECURITY" means any (i) Common Stock, (ii) securities of the Company convertible into or exchangeable for Common Stock, and (iii) options, rights, warrants and similar securities issued by the Company to acquire Common Stock.

E.   AMENDED AND RESTATED BYLAWS

     The Amended and Restated Registration Rights and Voting Agreement will provide that from the date of adoption of the Amended and Restated Bylaws of the Company, the form of which is attached to the 1998 Stock Purchase Agreement as Exhibit D, which is attached hereto as EXHIBIT M and incorporated by reference (the "AMENDED BYLAWS") until the third anniversary of such date, each of the Reporting Persons shall (i) vote all shares of Common Stock over which it exercises voting authority in favor of the persons nominated as Wilson Directors (as defined in the Amended Bylaws); and (ii) use commercially reasonable efforts to cause the PGGM Directors, in considering the nominees proposed by William Wilson, III ("WILSON III") or such other person as is designated by Wilson III for inclusion in the Company Board's list of nominees for election as director to approve in all cases Wilson III and in considering other persons nominated as Wilson Directors, not to unreasonably withhold its approval. The Reporting Persons also agree not to vote to repeal or amend the Amended Bylaws, where such amendment is covered by Section 10.01(b) of such Amended Bylaws, unless such amendment is approved by the Wilson Directors.

     The 1997 Registration Rights Agreement does not contain any of the provisions described in this paragraph E.

F.   LEVERAGE RATIO

     The Amended and Restated Registration Rights and Voting Agreement will provide that as long as PGGM and DIHC and their affiliates are the record owner of at least 2.5% of the issued and outstanding shares of Common Stock, the Company will maintain a ratio of Indebtedness to Total Market Capitalization ("LEVERAGE RATIO") of at least 0.45 to 1.

          (i) "INDEBTEDNESS" means: (a) all indebtedness, whether or not contingent, for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services, (c) all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by the Company (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations as lessee under leases that have been or should be, in accordance with U.S. GAAP, recorded as capital leases, (f) all obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities, (g) all obligations to purchase, redeem, retire, decease or otherwise acquire for value any capital stock of the Company or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends, (h) the greater of (i) the principal amount and (ii) the redemption value of any perpetual preferred stock issued by the Company,
     (i) all Indebtedness of others referred to in clauses (a) through (f) above guaranteed directly or indirectly in any manner by the Company, or in effect guaranteed directly or indirectly by the Company through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received for such services are rendered) or (iv) otherwise to assure a creditor against loss, and (j) all Indebtedness referred to in clauses (a) through (f) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any encumbrance on property (including, without limitation, accounts and contract rights) owned by the Company, even though the Company has not assumed or become liable for the payment of such Indebtedness.

          (ii)   "TOTAL MARKET CAPITALIZATION" means on any day:  the sum of
     (i) the Company's total Indebtedness on such day, plus (ii) the product of
     (x) the number of issued and outstanding shares of Common Stock plus the number of shares of Common Stock issuable upon conversion of issued and outstanding preferred stock (other than convertible preferred stock subject to redemption at the option of the holder) and issued and outstanding units of limited partnership in Cornerstone Properties Limited Partnership, a Delaware limited partnership (the "OPERATING PARTNERSHIP"), times (y) the average of the closing prices of the Common Stock for the five-day period immediately preceding the day in question.

     Notwithstanding the foregoing, (i) the Company may at any time incur Indebtedness in an amount which does not exceed the principal amount of outstanding Indebtedness of the Company extended, refinanced renewed or replaced with the proceeds thereof, plus any costs associated with the extension refinancing, renewal or replacement, even if such incurrence causes the Leverage Ratio to exceed 0.45 to 1, (ii) the Company may incur Indebtedness if, as of the date on which the Company enters into a binding commitment with respect to such Indebtedness, the Leverage Ratio including Indebtedness did not exceed 0.45 to 1 and (iii) with respect to lines of credit, the Company may incur Indebtedness under such line, if, as of the date the Company enters into the line of credit, the Leverage Ratio including the entire amount of Indebtedness available under such line did not exceed 0.45 to 1.

G.   LIMITATIONS ON ISSUANCE OF COMMON STOCK OUTSIDE THE UNITED STATES

     So long as the Reporting Persons and their affiliates own 2.5% or more of the issued and outstanding shares of Common Stock, the Company will agree under the Amended and Restated Registration Rights and Voting Agreement that it will not issue any Equity Securities in connection with any public offering or other sale to any Non-U.S. Person, other than in connection with stock splits or stock dividends or under the Company's dividend reinvestment plan or stock option or management incentive compensation plans; provided, however, that the Company in connection with any public offering of Equity Securities, may issue and sell up to 15% of the securities issued in such offering to Non-U.S. Persons.

H.   ONE NORWEST CENTER POLICY

     So long as the Reporting Persons and their affiliates own 2.5% of more of the issued and outstanding shares of Common Stock, the Company will agree under the Amended and Restated Registration Rights and Voting Agreement that it will not alter the policy adopted by the Company Board in August 1997 regarding its interest in One Norwest Center without the prior written consent of PGGM. The policy requires that the Company not dispose of its interest income derived from One Norwest Center except in a tax deferred exchange of properties or in a similar tax deferred manner, and also applies to all properties which the Company may receive in any such exchange transaction.

I.   HOLDBACK AGREEMENTS

     If prior to December 31, 1998 the managing underwriter in any public offering by the Company so requests, the Reporting Persons will agree under the Amended and Restated Registration Rights and Voting Agreement that they will not effect any sale or distribution of Common Stock

(other than as part of such public offering) within such periods prior to and after the effective date of such registration statement as the managing underwriter may request. The Reporting Persons shall only be obligated to comply with such a request on no more than one occasion. After December 31, 1998, the Reporting Persons shall consider, but need not comply with, any such request by an underwriter.

J.   CERTAIN TRANSFERS OF COMMON STOCK TO PGGM

     Under the Amended and Restated Registration Rights and Voting Agreement, the Company will agree to take all action necessary to ensure that any transfer of shares of Common Stock from DIHC or DIHC Market Square, Inc. to PGGM will not be deemed a violation of Article 8 or Section 9.01 of the Company's charter.

K.   SHARE REPURCHASES

     Under the Amended and Restated Registration Rights and Voting Agreement, so long as the Reporting Persons and their affiliates own in the aggregate 25% or more of the issued and outstanding shares of Common Stock, in the event the Company proposes to repurchase any shares of Common Stock from any holder thereof owning together with its affiliates 5% or more of the issued and outstanding shares of Common Stock, the Reporting Persons shall have the right to require the Company to repurchase a number of shares of Common Stock held by the Reporting Persons equal to the product of (i) the total number of shares proposed to be repurchased and (ii) a fraction, the numerator of which is (A) the number of shares owned by the Reporting Persons and their affiliates and the denominator of which is (B) the sum of the number of shares of Common Stock owned by such holder plus the number of shares of Common Stock owned by the Reporting Persons and their affiliates.

2. REVISIONS TO THE COMPANY'S CHARTER

     The Purchase Agreements required the Company to amend the Company's charter to include new provisions designed to assist the Company in becoming, and thereafter remaining, a "domestically controlled REIT" under the Internal Revenue Code of 1986, as amended (the "CODE"). The Charter Amendment provides that shares of the Company's stock cannot be transferred from a U.S. Person to a Non-U.S. Person if such transfer would cause a Non-U.S. Person to become the direct or indirect owner of more than 3% of the value of the outstanding shares of any class of capital stock of the Company (the "Non U.S. Ownership Limit"). Shares of stock acquired in excess of the Non-US. Ownership Limit will be deemed to be transferred to the Company as trustee for the benefit of the person to whom the person who acquired the excess shares later transfers such shares. In addition, excess shares will be deemed to have been offered for sale to the Company or its designee at their "fair market value" for a 90-day period.

3. REVISIONS TO THE COMPANY'S BYLAWS

     The Amended Bylaws required to be adopted by the Company on or prior to the Closing will provide that (a) as long as PGGM and DIHC and their affiliates own in the aggregate 5% or more of the issued and outstanding shares of Common Stock, the Company Board will nominate two PGGM

Directors for election to the Company Board at any meeting of stockholders at which directors are being elected; and (b) during the period that ends on the earlier of the date on which the Reporting Persons and their affiliates own in the aggregate less than 25% of the issued and outstanding shares of Common Stock of the Company or October 31, 2002 (the "PGGM PERIOD"), (i) the number of directors constituting the Company Board may not be increased or decreased without the approval of the majority of the Board Affairs Committee, which majority shall include at least one PGGM Director, if a member of such committee; (ii) no director of the Company will be a person affiliated with the Reporting Persons or their affiliates other than the two PGGM Directors; (iii) all nominees for directors of the Company by the Company Board (other than PGGM Directors, Wilson III and Incumbent Directors) must first receive the affirmative vote of a majority of the members of the Board Affairs Committee, which majority must include at least one PGGM Director, if a member of such committee; (iv) the members of each committee of the Company Board except the audit and compensation committee shall include at least one PGGM Director (if any are members of the Company Board); (v) the duties and responsibilities of the Board Affairs Committee will not be amended without the approval of all PGGM Directors; and (vi) no fewer than half of the members of the investment committee shall be independent.

     The Amended Bylaws will further provide that (i) during the PGGM Period, any amendment of the Amended Bylaws relating to the rights of the Reporting Persons or the PGGM Directors, which rights are specific during the PGGM Period to DIHC, PGGM or the PGGM Directors and not granted to directors generally, will require the affirmative of all of the PGGM Directors; and (ii) so long as the Reporting Persons and their affiliates own in the aggregate 5% or more of the issued and outstanding shares of Common Stock of the Company, amendment by the Company Board of the provisions of the Bylaws related to (i) above shall require the affirmative vote of all of the PGGM Directors.

4. 1998 STOCK PURCHASE AGREEMENT AND VOTING AGREEMENT

     The Closing of the transactions contemplated by the 1998 Stock Purchase Agreement is conditioned on, among other things, the closing of the transactions contemplated by the Contribution Agreement and Plan of Merger by and among the Company, the Operating Partnership and William Wilson & Associates, a California corporation ("WW&A") and certain affiliated partnerships dated as of June 22, 1998 (the "CONTRIBUTION AGREEMENT") occurring simultaneously. The Contribution Agreement provides for, among other things, (i) the merger of WW&A with and into the Company (the "MERGER"); and (ii) the issuance of shares of Common Stock and units of limited partnership interest in the Operating Partnership. The closing of the Contribution Agreement is conditioned on, among other things, obtaining approval of the stockholders of the Company.

     A. VOTING AGREEMENT

      Simultaneously with entering the 1998 Stock Purchase Agreement, the Reporting Persons entered into a Voting Agreement with WW&A and the Company dated June 22, 1998 (the "VOTING AGREEMENT"), the form of which is attached hereto as EXHIBIT N and is incorporated by reference herein. Under the Voting Agreement, the Reporting Persons agreed to vote the shares owned by the Reporting Persons on June 22, 1998 and any shares acquired after such date in favor of the transactions contemplated by the Contribution Agreement, including the Merger. In addition, if the

Company or any other person seeks a vote of the Company's stockholders with respect to any transaction or any other matter which may contradict any provision of the Contribution Agreement or the Voting Agreement or may make it more difficult or less desirable for the Company to consummate the transactions contemplated by the Contribution Agreement, the Reporting Persons agreed to vote their shares of Common Stock in a manner most favorable to the consummation of the transactions contemplated by the Contribution Agreement.

     B.  STANDSTILL

     Until the closing of the transactions contemplated by the Contribution Agreement, the Reporting Persons have agreed pursuant to the Voting Agreement that they will not:

          (i) directly or indirectly propose to the Company or any person or entity a Business Combination;

          (ii) make, or in any way participate in, any "solicitation" of "proxies" to vote (as such terms are used in the rules promulgated by the Commission under Section 14(a) of the Exchange Act or seek to advise, encourage or influence any person or entity with respect to the voting of any shares of capital stock of the Company, initiate, propose or otherwise solicit stockholders of the Company for the approval of one or more stockholder proposals or induce or attempt to induce any other person or entity to initiate any stockholder proposal; or

          (iii) deposit any equity securities of the Company into a voting trust or subject any equity securities to any arrangement or agreement with respect to the voting of such securities or form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any equity securities, except as contemplated by this Agreement.

     The Voting Agreement also provides that nothing in the provisions described in clauses (i), (ii) and (iii) above limits the ability of PGGM Directors to function in their capacities as members of the Company Board. The foregoing standstill provision may be waived by the Company only upon the approval of a majority of its Board, excluding all PGGM Directors, and is not applicable to actions approved by the majority of the Company Board, excluding all PGGM Directors in circumstances in which the PGGM Directs are "interested directors" under Section 78.140 of the Nevada General Corporation Law.

     The Voting Agreement by its terms terminates on the earlier to occur of (i) December 31, 1998 and (ii) the date upon which the Contribution Agreement is terminated or the transactions thereunder are consummated.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT A, which appears on page 20 of this Amendment No. 2, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of PGGM.

     EXHIBIT B, which appears on page 22 of this Amendment No. 2, contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of DIHC.

     EXHIBIT C, previously filed, is the Loan Purchase Agreement by PGGM and the Company dated as of August 18, 1997.

     EXHIBIT D, previously filed, is Schedule 3.07(a) of the Loan Purchase Agreement, which sets forth the Purchased Loans and the Purchased Loan Documents of PGGM transferred to the Company.

     EXHIBIT E, previously filed, is the Stock Purchase Agreement by DIHC and the Company dated as of August 18, 1997.

     EXHIBIT F, previously filed, are Schedules 3.02 and 3.03(a) of the 1997 Stock Purchase Agreement, which set forth the Seller Subsidiary Shares of DIHC transferred to the Company.

     EXHIBIT G, previously filed, is Schedule 1.01(1) of the 1997 Stock Purchase Agreement, which sets forth the properties of DIHC transferred to the Company.

     EXHIBIT H, which appears on page 23 of this Amendment No. 2, is the Stock Purchase Agreement entered into by the Company and PGGM on June 22, 1998.

     EXHIBIT I, previously filed as Exhibit A to Amendment No. 1, is a copy of the Common Stock Purchase Agreement referred to in Item 5 hereof.

     EXHIBIT J, previously filed as Exhibit B to Amendment No. 1, is the Registration Rights and Voting Agreement entered into by PGGM, DIHC, and the Company on October 27, 1997, the provisions of which are described in the
Schedule 13D.

     EXHIBIT K, which appears on page 38 of this Amendment No. 2, is the form of the Amended and Restated Registration Rights and Voting Agreement which is proposed to be entered into by PGGM, DIHC, and the Company.

     EXHIBIT L, previously filed as Exhibit I to Amendment No. 1, is the amendment to the Company's Charter.

     EXHIBIT M, which appears on page 72 of this Amendment No. 2, is the proposed Amended and Restated Bylaws of the Company.

     EXHIBIT N, which appears on page 89 of this Amendment No. 2, is the Voting Agreement entered into by the Company, WW&A, PGGM and DIHC on June 22, 1998.

     EXHIBIT O, previously filed as Exhibit C to Amendment No. 1, is the Joint Filing Agreement between PGGM and DIHC.

                     [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  June 30, 1998

                              STICHTING PENSIOENFONDS VOOR DE GEZONDHEID
                              GEESTELIJKE EN MAATSCHAPPELIJKE BELANGEN


                              By: /s/ Jan H.W.R. van der Vlist
                                 ---------------------------------
                                 Jan H.W.R. van der Vlist
                                 Attorney-in-Fact


                              By: /s/ Edwin A. Brassem
                                 ---------------------------------
                                 Edwin A. Brassem
                                 Attorney-in-Fact


                              DUTCH INSTITUTIONAL HOLDING COMPANY, INC.



                              By: /s/ Craig Johnston
                                 ---------------------------------
                                 Craig Johnston
                                 Vice President